Filed by Adobe Systems Incorporated Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

The following is a transcript of a conference call sponsored by Robert W. Baird & Co., Inc. and held on May 10, 2005. A link to the webcast of this event was posted to Adobe's Investor Relations webpage on May 10, 2005.

FINAL TRANSCRIPT

Conference Call Transcript

ADBE - Adobe Systems at Robert W. Baird & Co., Inc. Growth Stock Conference

Event Date/Time: May. 10. 2005 / 5:45AM PT

Event Duration: N/A

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May. 10. 2005 / 5:45AM, ADBE - Adobe Systems at Robert W. Baird & Co., Inc. Growth Stock Conference

CORPORATE PARTICIPANTS

 Steve Ashleigh

 Robert W. Baird Research - Moderator

 Murray Demo

 Adobe - SVP and CFO

 PRESENTATION

 Steve Ashleigh  - Robert W. Baird Research - Moderator

 Good morning everyone. I’ve Steve Ashleigh from Robert W. Baird Research and I would like to welcome you all to the Baird 2005 growth conference (ph). I’ll read a little introduction we have for you from Baird.

We continue to expand our research coverage and our expertise. It is our pleasure to present with you today to the conference over the next few days 155 high-quality growth ideas. In today’s challenging market and regulatory environment each of us at Baird remain steadfastly committed to providing you with trusted insightful research. Our number one goal is to make you money through quality ideas and best execution.

We hope the conference demonstrates our client-focused culture; our integrity, quality, and teamwork. We as always — we hope to provide straightforward advice and put the interest of our clients ahead of our own.

In terms of the logistics of the conference, if you are new, we run three presentations simultaneously upstairs, at this level, and one more downstairs on the 7th floor. So there are four presentations occurring at all times. Each presentation is 30 minutes in length. If there is some time we will take Q&A here. If not a breakout session will follow each presentation right outside the room.

There are also lunches and breakfasts in addition to traditional presentations to the conference. You can look for those. And also there are dinners around Chicago in which specific management teams host dinners. You can check the schedule and, please, if you have interest you can register for those at the registration desk upfront.

Thank you for attending; and with that, it’s my pleasure to introduce our first presenting company up here with me today. We are pleased to have two members of Adobe Systems’ executive management seated to my immediate left here — Murray Demo. Murray is Senior Vice President and Chief Financial Officer and also Mike Saviage. Mike is Senior Director of Investor Relations.

While these are exciting times at Adobe, to give you a little context 2004 was a good year for the Company. How good of a year? When we entered 2004 before it began sale site consensus estimates earnings were $1.20. They did $1.81 just a tick above that. So last year was a good year for Adobe. Tough act to follow. I think the message is that they are following that tough act with a lot of exciting changes going on at the Company. The dynamics of this story have not diminished. Here to tell you about that, it is my pleasure to introduce Murray Demo.

 Murray Demo  - Adobe - SVP and CFO

 Thanks. Good morning.

Before I begin there are our risks and uncertainties in our business. I urge you to review our 10-Q and — 10-Qs and 10-Ks for further discussion of those risks and uncertainties. In the category of most words on a slide that our legal organization is quite proud of you can find more information, related to our announced acquisition of Macromedia at SEC.gov when our S4 is filed as well as at Adobe.com or Macromedia.com, you’ll find more information there as well.

So over the last 20 years, Adobe has been focused on creating products and setting industry standards to really help people and businesses communicate better. As you drive to work and you see a billboard or you read a newspaper or a magazine, you watch TV or a film or surf the Web there’s a very good chance that Adobe Software has been used to create or to enhance that content. It has been our mission for over 20 years and will continue to be so.

It was with this perspective that we also saw the Macromedia acquisition as really important to furthering our mission around helping people in businesses communicate better.

Initially the Company was focused on the creative professional. This is a platform we have been focused on for many years; but over time, we’ve really enhanced and diversified our business to include digital imaging and digital video and more recently in the enterprise space with our intelligent documents business — which is where we have Acrobat — in our lifecycle platform. I will go in more detail in each of these areas.

In the creative professional business, the focus here is really on the creative professional. This is somebody who has been professionally trained to create visually impactful communication and they have job titles and advertising or book, magazine, newspaper publishing, graphic and Web design. It’s a very economically driven business. When businesses spend more on marketing they are looking to really hire more creative professionals in organizations and also in small graphic art shops that do the majority of graphic design or creative work.

So what we saw really toward the end of 2003, we saw the economy picking up. Businesses were spending more money on marketing; and there was more to see out there with creative professionals that Adobe can reach with its software and services.

We also see opportunities in the communicators that work in the hobbyist area. Many creative professionals influence these categories. People that work want to use the best products to make their work stand out and those at home who are really hobbyists and they want to use the best tools — they look to create a professional front as they have for recommendations. There’s considerable opportunity across really three customer segments in our creative professional business.

Now in the end of 2003, we launched the Creative Suite; and just recently we announced a new version — Creative Suite 2. The first Creative Suite was off to a very strong start. Matter of fact, five quarters after its launch we had a record quarter. With Creative Suite 2, we have built on that success and built even more around helping these creative professionals be much more efficient in their daily activities. Meaning — as they work in different applications they are able to work simultaneously with graphics in one application without having to jump into another application. They can be much more productive in what they can get done. As well as working in small workgroups. As well as adding a number of features and functionality that allow them to be much more creative.

One of the areas is Adobe Bridge. Many of our customers were saying, “It would be much easier if I could make changes in a more global way across all the obligations that I’m using in the Creative Suite. For example if I want to change my color settings I don’t want to have to go into each individual application to make that change. If I could just make it universally through a bridge that would be a great way to go. Or if I wanted to look at all my files I don’t want to be able — I don’t want to have to go in and look at my Illustrator files or my Photoshop files separately. I want to be able to go to one dashboard and see all the files in one place that are used by all the different applications.”

We’ve done this with Bridge. Really demonstrates that the power of this suite is not just putting the products together but it is providing more functionality to allow them to be more creative and more efficient in their daily activities.

We’ve also talked in the past about adding new services on top of the suite or the platform. And Adobe stock photo is a great example of that. We know many of our creative professionals are searching for stock photos and they go out, they leave the application and they go out to different services like a Getty, for example. And they look for a particular photo they want to use in their creative work.

This is a time-consuming process for them to leave the application, go out to multiple sites, search in each of these different areas to find the one that might work for them and then to have to bring it back in after they go through somewhat of an e-commerce process. What we’ve done in the Creative Suite 2 this through Bridge or through Photoshop, they can go out and actually stay within the application and go to five different sites, find the photo they want, bring it in, work with it a little bit. And if they decide that is what they want to do, then the e-commerce transaction can occur right there and make it very easy for them to purchase that stock photo. In that process, we also earn a royalty.

So just an example of what we can do with a platform in place and to be able to extend that and really help our customers be much more creative and much more efficient in their daily activities.

In terms of the growth opportunities first is the InDesign momentum continue. This is for professional page layout. We continue to gain market share versus Quark. This is increasingly seen as really the de facto standard out there today. And it is also very important because a lot of our creative professionals are looking at InDesign as part of their decision to move to the Creative Suite. They may already own one of the other products in the suite but it is a decision to go with InDesign that has really helped propel the growth of our Creative Suite business.

We also talked about the creative professional space last fall, that we had sold 700,000 units of the Creative Suite and about 60% of that were to the creative professional. There’s about 3 million creative professionals out there. So in the first year, we were able to get about 15% penetration. We see this as a multiyear opportunity to continue to move creative professionals to the Creative Suite just like Microsoft did with Office. They started out and it was a multiyear process to get it ready to move over to Office. We see the same thing here with the creative professional.

However 40% of the Creative Suites in the first year were not sold to creative professionals. They were sold to the at-work and the at-home segments and we continue to see much larger opportunity there in terms of potentially the number of seats. There’s about 20 million at-work customers and about 18 million at-home. So we see this as a very important opportunity going forward.

Turning to our digital imaging business. Here we have some different customer segments as well. There’s the professional photographer. There’s 250,000 professional photographers; over 80% of them today own Photoshop. There’s also these 3 million creative pros and again probably 80% own Photoshop. The opportunity here is really more around upgrading that existing base and addressing some of the new customers that come into these areas.

However the communicators that work and the hobbyists at home are very large opportunities. 20 million at-work, 18 million hobbyists at-home. Approximately half of Photoshop sales go to nonprofessionals. This is one of the reasons why when you look at what we did with our CS2 launch as well as Photoshop CS2 is that we actually lowered the price of Photoshop CS2. Many of the creative professionals are choosing to buy Photoshop to the Suite but we want to address that nonprofessional segment.

We see it as a very large opportunity. There’s going to be 3 million SLR cameras, digital SLR cameras sold this year with interchangeable lenses. These people who are spending over $1000 for a camera, we clearly see them as ideal customers to buy Photoshop or to buy our hobbyist products Photoshop Elements. And so we want to make sure that we are focused in this area. We believe that lowering the Photoshop price about 8% or so was very important to try to reach out to these nonprofessionals to get them to move to Photoshop as they are making some big decisions around moving to digital photography.

Photoshop CS2, again, we believe this is going to be a fantastic release. There are some very powerful features in here and for many, just having one powerful feature that really can change what they do during the day is a reason to upgrade; and probably Vanishing Point is the one that we see as a feature that can have that kind of power. It is really allowing creative professionals or professional photographers to save a considerable amount of time as they make changes or they copy images around in a particular piece of art they are working with and have it adjusted to the perspective that they are in — which we’ve demonstrated at some of our conferences. We believe it is a very powerful feature.

There’s a number of other features, as well, that make this compelling and, again, we think this is going to be a very strong release this time around. And moving to our video business, this is a smaller business than our digital imaging business. One that we see as really some significant growth opportunities in the future as more and more people turn to digital video. The price points and digital video were quite high a few years ago. You needed to spend $100,000 on a desktop machine. There wasn’t standards like FireWire to get the content off the digital camera. Digital video camera prices have come down significantly over the past few years, as well as the adoption of Broadband and DVD, have really enabled for much more digital video usage.

There are about 300,000 in the video core. This is primarily film and broadcast. This is Hollywood, indy films, etc. that are using digital technologies in this video core. However we’re seeing more and more creative professionals now adding video to their toolbox. Today they are maybe working in the print world or they’re doing some graphics or imaging on the Web. But because of Broadband, they are seen an increasing need to use video as part of their creative workflow.

We believe there’s about 700,000 multimedia creative professionals today and growing.

There’s also about 14 million communicators at work that are showing interest in using video in their work. The corporate and event market is a key example of that. For many corporations they are choosing to stream video about their company from their sites or use video for training within their organization in the area of sales and product training. There are about 27 million hobbyists at home that are also using digital video. So this is an opportunity we see really out in front of us as this digital video technology continues to pervade all aspects of our customer base.

So we’re really excited about those three opportunities that I just discussed; but our largest opportunity is really around the intelligence documents. There’s really two distinct opportunities. There’s Acrobat on the Desktop and there’s our lifecycle server platform. Both taking advantage of the PDF file format or the PDF standard as well as the ubiquitous Adobe Reader.

Now in the first quarter of 2005 which ended at the end of February, early March that quarter was the launch of Adobe Acrobat 7. It was a very strong quarter for Acrobat. It was a record quarter. We did about 161 million in revenue in that particular quarter. What we have seen is each time we have launched a new version of Acrobat we have seen a significant increase in revenue as the revenue sort of moves to a new plateau in the subsequent periods. We are off to a good start obviously in the first quarter seeing that we are running around 110 million of revenue in a quarter, the first quarter out, with Acrobat 7, 161 million. So we continue to see increased adoption.

One of the things that we’re really focused on with Acrobat 7 is really helping customers see the benefits of Acrobat beyond PDF creation. Many customers early on have bought Acrobat to create a PDF file at the end of their work flow and then they go ahead and attach that PDF to an e-mail or post it on a Web site. We’ve increasingly added features and a functionality that allows that user to quit the PDF much earlier in the workflow and to do things with that PDF throughout the workflow.

This has been around basically, collaboration among different groups and other very powerful features that have allowed different industry segments to take advantage of moving it digital to digital documents. The area that we focus on quite a bit with Acrobat 7 is in the engineering, architectural, and construction entry. They use these large format drawings and they include images and text as well as different CAD drawings and things like that. As well as 3-D content. This has been a big focus for us in Acrobat 7 and we believe we are off to a strong start. Clearly, you can see it in the revenue in terms of making this really a standard for information sharing in the AEC market.

Now, the opportunity with Acrobat is that we believe there’s about 70 million users out there today that should have the paid for Acrobat product. Everybody has the free Adobe reader but the paid for product where we make money, we believe there’s 70 million readers out there today. There’s 12 years of history of Acrobat. We’ve had about 15 million units of this paid for product out in the marketplace. So significant opportunity.

There’s about 200 million business workers out there today. When you look at their job titles and job functions, that’s where we come up with the 70 million. This is really not only just an engineering opportunity but it’s also very much a marketing opportunity. Creating awareness out there in different industry verticals, we understand that moving digital can save them time, make them much more effective in their daily activities and it’s a major area of focus for us.

Looking at the server opportunity, this is more again of emerging opportunity. We’ve been in this business for about three years and what we saw is that companies have spent a lot of money automating the back end with ERP and supply chain management and CRM and their Web infrastructure. But if you look at the document workflows, for the most part they are still very paper-based, very inefficient. They can be content coming out of these backend systems in the forms of reports or statements or invoices or going to paper and being sent to their constituents, who are re keying information or not really getting it into an electronic format for them to get to do some of the things they like to do — as well as clearly in the area of forms.

You see forms being created electronically. They are filled out potentially, electronically, in many cases, but then printed and sent in and then re keyed into the back end system. What we see as the opportunity here is to take PDF and XML and to create some server-based products that allow you to bridge what’s happening in your back office infrastructure with the front office workflows. There’s so many different workflows in this particular area. Some other examples would be like trucking permits. If you are going to cross state lines in the United States, you have to go through a permitting process to be able to do that. There’s so many different paper-based workflows that are not part of a seamless workflow from really what’s happening at a desktop basis through the back end system and then back out that we believe that would be a significant opportunity here really in areas like government and financial services that are so document-intensive and spread out there from their end of the pharmaceutical area or legal, aerospace, etc.

This is again much of an emerging market. The more largest competitor in this space is the in-house develop solution. We see the market is about $1 billion in 2004; but our primary competitor today is a company saying we will just do it ourselves. There’s been such a multitude of small providers here that they just said it’s not worth us trying to integrate all these different products across our workflow. Let’s just go ahead and develop it in-house. It’s very similar to what was happening 20 to 25 years ago.

Companies were basically building their own billing systems and accounting systems as opposed to buying off-the-shelf software that they do today. So that’s who we see as the number one competitor is, to show them that Adobe really has a broad enough platform that they could standardize an Adobe as opposed to building themselves internally.

Obviously we can’t do all this by ourselves. It’s — we are in the enterprise stack; and we need partners to be able to reach these customers and provide a robust solution that allows them to move the interior base workflows electronic. We’ve been working with Documentum for many years around our intelligent documents. We are shipping our products with their products as part of an overall solution into the pharmaceutical space and financial services, etc., with IBM — we are working very closely with them — and the SAP.

We’ve viewed these three as the three most important partners. Adobe was not seen as an important player in the enterprise software space; and so we also view it as important to have these three particular partners out there talking about Adobe being relevant in the enterprise and going to market with us to really solve customer problems. And we’ve really been quite successful at working with each of these to integrate our technology with their technology. So as they bring product to market our product is right there with it in terms of solving a problem for the customer as well as go to market activities.

Turning to the Adobe Macromedia acquisition. Why are we doing this? A number of reasons. First is this explosive growth of digital content going on. And it is not just about what’s on the desktop or on the PC. It is moving to non PC devices. As well as that content is becoming or the need for that content is becoming richer and richer — and when you look at Adobe and Macromedia, this is two great companies that are doing things in a very complementary way but together can provide robust solutions across all these digital devices. We thought the opportunity at this time was best, because both companies are in a position of strength. Typically you see these acquisitions done where you do it for scale or for cost purposes or one company is not performing as well so it’s time to go and do the acquisition.

We think that is very difficult and must offer an arena to be able to integrate companies in this way. It’s much better to do it when both companies have made investments in past years, are seeing growth in their business, they’re both in a of strength and the focus is on the long-term growth opportunity and not about just cutting cost for scale.

Obviously there is going to be some overlap out there; and we will look to that in terms of being able to take advantage from a cost perspective. But we are not going to do all this or go through all this work from a cost-saving standpoint. It’s about the long-term growth opportunity that these two companies together can achieve. I think probably the way to see it best, is in the slide. At the bottom, you see flash and PDF. The way to look at these standards is that they have been able to allow both companies to really monetize these platforms for many years.

PostScript was created by Adobe over 20 years ago; and from that we created a PostScript revenue stream. From there, we created our desktop applications like Illustrator. We had Acrobat that we created from the PDF file format that really came from PostScript, and now we are actually with the lifecycle platform. So the technology platform was created and then we created a series of products that allowed us to generate revenue.

Macromedia has done the same with Flash. They’ve got the Flash format. They came out with Flash the tools, to allow for animation. They monetized that platform and that standard. They now have gone out with Flash Light on mobile phones, Flash Cash for server products to broadcast content to those mobile phones, for flex and rich Internet applications in the enterprise. And so, when you think about putting these two together, it allows us to have industry-defining technology platform that allows us to help in terms of delivering this rich content across all these different devices in a way that really can take it to the next level in terms of all Web interaction.

It’s not just about the products today; and I will go through those briefly. It’s about the products that we haven’t even thought of today that allows us to generate revenue, really for decades to come, just like we’ve done with PDF and PostScript and Flash.

When you look at the creative professional on the left here, we have our products in the creative professional stage. They also sell some products in the creative professional space. Customers have told us that the workflow — we use both products. It is really a pain for us because the products are different products, the user interface is different.

As we work across Dreamweaver and Photoshop and Illustrator and Flash, our daily activity is quite cumbersome. If we could see those much more integrated in terms of the interface and the workflow, we can be much more productive in our day. The customers are really excited about this. A few years ago, Macromedia actually started changing their interface to make it look more like ours. We sued them and worked that through but it was a point — the customers want to see more common interfaces to allow them to be more productive.

In the digital imaging and digital video space, the Flash viewer in the new version of Flash is going to have a very powerful video playback mechanism. We believe that it will be as good as any out there and actually will be more ubiquitous than Windows Media Player and the Real Player. We have video software that allows you to create and edit video content. They have the Player. Our ability to really integrate those two can provide us in our customers with a very powerful way to do video.

In the enterprise space, we are doing a lifecycle platform for interactive forms, interactive desktop, or document workflows. They have Flex, the rich Internet application, as a front end to many enterprise applications to have a more graphical, more robust interface. The combination of the two, very excited. Many of our partners out there that have come to us said, “This is really exciting. We can work with one company to provide this sort of a robust solution with your products and with ours.”

Also with business users, we have Acrobat for collaborative sort of — you review it, the document — you make your annotations, your comments, and then you forward it. They have (indiscernible) for real time collaboration. Again you can imagine putting those two together we can provide a much more robust collaborative solution.

In the area of emerging businesses they have done a great job in the area of Mobile. We are doing things around stock photography. Again this allows both companies to really extend the businesses forward in a much different way than we have in the past. So this is really — it’s an exciting time. Because it’s not about just these products, it’s really about the industry-defining platform with the added benefit of so much complementary activity across different business segments with each of these different products. So we think it is just a great opportunity to really make a difference for our customers.

In terms of the transaction, it’s a 3.4 billion stock for stock deal. With a fixed exchange ratio of .69 Adobe shares for every Macromedia share, this will — the Macromedia stockholders have a pro forma ownership of about 18%. We expect it to close in the fall of 2005. We’ve also stated that it will be breakeven to slightly accretive in the 12 months following the close. And that we have also announced that we will do a stock buy back of $1 billion in the 12 months following the close, which will add to the breakeven to slightly accretive.

We’ve got a number of questions about, can you provide more specifics around some of the synergies on this. We’ve made a decision not to go into those specifics until we work through the plan with our employees. When we announced this deal, we knew there would be more employees listening to the call than investors and to get into the specifics about how many positions could be eliminated and which organization we felt would really undermine our ability to do this — do this acquisition integration as well as it just wouldn’t be in the interest of our shareholders to destabilize the workforce as part of this process.

What we want to do is work with them closely to define that plan and as we get that done in conjunction with them, then clearly, we will share a lot more information in terms of some of the synergy details.

So in summary, our platform strategy is resonating with customers. You can see it in the Creative Suite, you can see it with what’s happening in digital imaging and, clearly, what we are doing in the intelligent document area. Each of these areas provide a significant opportunity for us over the next years. Our business is more diversified today than it ever has been and we, again, expect double-digit growth to continue in fiscal 2005.

So that concludes my prepared remarks if we have any time here I guess we’re —

 Steve Ashleigh  - Robert W. Baird Research - Moderator

 Yes, we have a couple minutes, actually, if there were any questions. Maybe I can start by asking one.

You talked about segmenting Acrobat and taking it to the construction contractor business. How much more opportunity is there to continue to segments and verticalize that product in the future?

 Murray Demo  - Adobe - SVP and CFO

 We believe that there’s quite a bit of opportunity to continue to do that. Acrobat was a one size fits all for many years. We’ve realized that the workflows in various industries around Documents is a little bit different and have different needs. And as we continue to look at those specific needs in verticals, we see an opportunity to continue to provide specific functionality that could be within Acrobat or it could be focused more on stand-alone products that are targeted at that particular vertical. That will be important for us to get at that 70 million users. We can’t get there with a one size fits all.

It’s going to require more specific features and functionality for those different verticals.

Unidentified Audience Member

 (inaudible—microphone inaccessible)

Unidentified Company Representative

 Can you repeat the highlights of the question?

 Murray Demo  - Adobe - SVP and CFO

 So the question was basically around — the question was around the different products that we had and the overlap in those products and why wouldn’t we do just a joint venture as opposed to an acquisition as well as pricing around those products?

First of all, actually, for the most part the businesses really — there is very little overlap. When you look at their revenue today, we were much more competitive like five years ago and we both went in different directions; and today there is very little overlap. There’s a few products where there are some competitive aspects.

But for the most part, customers are actually using both products because they went in different directions and have different functionalities. So, again, there’s such a small amount of overlap that the joint venture just wouldn’t make sense. They’ve gone in more in a mobile direction and some of the things they’ve done in the enterprise were different than what we’ve done. So we think it makes much more sense to be able to bring the two companies together and to build out the PDF and the Flash platform as well as to address some of the synergistic aspects of having common user interfaces and workflows across these different business segments. In terms of pricing, web really can’t share information at this time. For the most part we’ll work on that in clean rooms and be able to announce that at the point in which we close the deal but as part of the regulatory process, we really can’t spend any time talking about product packaging and pricing alike.

Unidentified Audience Member

 (inaudible—microphone inaccessible)

 Murray Demo  - Adobe - SVP and CFO

 The question is around piracy. Is it an issue for us? What are we doing about it? Piracy is a big issue for us. In a lot of markets we basically do not get much revenue even though our products are industry standards. This is obviously an issue that’s quite broad across the desktop software industry in markets in Asia or Africa or Latin America. But even here in the United States and Europe, there’s still a significant amount of piracy. And so we do look at different ways to try to approach that in terms of working with the business software (indiscernible) to do it. We have activation technology in Photoshop and our Suite now to try to deal with some of these issues. We have to activate before you can use the software. We have licensing compliance programs to try to deal with it and we also use marketing — marketing resources to communicate the importance of being legal with your software purchases.

So you can sit there and you can do these calculations and get these incredibly large amounts of revenue if everybody was going to use it legally. But the reality is that is not the case. We do look at it from a cost benefit. How much resource do we put into it to drive the legal purchase of our software. We do allocate resources to it. It’s a long-term problem that we are working with the U.S. government and other governments to try to address.

 Steve Ashleigh  — Robert W. Baird Research - Moderator

 And with that I think we will cut off to try and stay schedule. I’d like thank Murray for the presentation.

 Murray Demo  — Adobe - SVP and CFO

 Thank you very much.

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Additional Information and Where to Find It

Adobe Systems Incorporated intends to file a registration statement on Form S-4, and Adobe and Macromedia, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction.  Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-252-2106.

Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on June 21, 2004 and Macromedia’s proxy statement for a Special Meeting of Stockholders, which was filed with the SEC on October 6, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Adobe and Macromedia as described above.

FORWARD-LOOKING STATEMENTS:  This transcript includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.  Forward-looking statements in this transcript include, without limitation, forecasts of market growth, future revenue, benefits of the proposed merger, expectations that the merger will be accretive to Adobe’s results, future expectations concerning available cash and cash equivalents, Adobe’s expectations with respect to future stock repurchases following the merger, including the timing and amount of such repurchases, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this transcript.  Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance.  Actual results may differ materially from those contained in the forward-looking statements in this transcript.  Additional information concerning these and other risk factors is contained in Adobe’s and Macromedia’s most recently filed Forms 10-K and 10-Q.

Adobe and Macromedia undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this transcript. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this transcript. All forward-looking statements are qualified in their entirety by this cautionary statement.